Austin Legal Group, APC

Lawyers 3990 Old Town Ave, Ste A-101 San Diego, CA 92110 Licensed in California & Hawaii & Arizona Telephone (619) 924-9600

Facsimile (619) 881-0045	Writer’s Email: gaustin@austinlegalgroup.com

April 23, 2020

Ameen Hamady

Division of Corporation Finance

Office of Life Sciences

Re:	Zenlabs Holdings Inc.
Offering Statement on Form 1-A
Filed March 9, 2020
File No. 024-11174

Two Whom It May Concern:

Please see below for responses to the Division’s letter dated April 6, 2020 regarding the above captioned matter. All questions have been addressed in an Amendment No. 1 to the Offering Statement on Form 1-A, filed April 13, 2020 (“Amendment”) by Zenlabs Holdings Inc. (the “Company”), as further herein detailed.

Offering Circular Cover Page, page i

1.	Please revise to briefly disclose in what sense the shares being offered in each unit are “subordinate.” For guidance, see Item 501(b)(2) of Regulation S-K.

Please see that the following clarification has been added to first paragraph on the cover page:

“Our Subordinate Shares are considered subordinate to our multiple voting shares (each, a “Multiple Voting Share” and, collectively, the “Multiple Voting Shares”) due to each Subordinate Voting Share having one (1) vote in matters relating to the Company and each Multiple Voting Share being entitled to two (2) votes in respect of each Subordinate Voting Share into which such Multiple Voting Share could then be converted (currently 200 votes per Multiple Voting Share held).”

2.	It appears you are seeking to qualify Units in addition to Subordinated Shares and Warrants. Please address when the Subordinated Shares and Warrants will be separately transferable on the cover page and in your Description of Securities. In addition, please provide a description of the Units in the Description of Securities and have counsel provide a legal opinion regarding the legality of the Units. For guidance, please refer to Item 9 of Part I of Form S-1 and Section II.B.1.h of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

April 13, 2020

The following paragraphs have been added to the cover page and Description of Securities:

“The Units will only be sold by the Company as a full Unit (Subordinate Share plus Warrant). However, holders of our Subordinate Shares may voluntarily transfer their shares by providing the Company with at least five (5) days’ prior written notice of the same. Notwithstanding the foregoing, no shareholder may transfer any shares which would cause any transferee to hold, beneficially own, or be entitled to more than 19.9% of the Company’s profits or the issued and outstanding shares of any class of the Company’s capital stock without (i) the prior written consent of the Company and (ii) such transferee providing all of the information and documents required by cannabis regulators for holders of the Company’s stock. Furthermore, a shareholder may be required to resell his/her/its shares to the Company if certain circumstances arise, such as a criminal conviction of the shareholder, that could (i) disqualify the Company or the affected shareholder from obtaining or maintaining any applicable license to operate a medical cannabis business or to be a shareholder of a medical cannabis business, or (ii) disqualify the Company or the affected shareholder from obtaining any applicable license to operate a recreational cannabis business or to be a shareholder of a recreational cannabis business, as further described in the Company’s Shareholder Agreement, attached hereto as an exhibit.

Warrant holders may assign any of their rights or interests in and under the Warrants by providing the Company with no less than ten (10) days’ written notice of the same, provided that any assignee agrees to be bound by the terms of the Company’s shareholder agreement then in effect and such version in effect at the time of exercise of the Warrants.”

The legal opinion attached as exhibit 12.1 to the offering circular has been amended to include the Units. Additionally, the below description has been added under the Description of Securities:

“Each Unit offered hereby consists of one (1) Subordinate Share and one (1) Warrant. Purchasers of the Company’s Units shall have the same rights, privileges, and restrictions as holders of our Subordinate Shares and Warrants, as above described.”

Summary Information

Emerging Growth Company, page 3

3.	Please revise your disclosure throughout the offering circular to clarify whether you intend to register your securities under the Exchange Act in connection with this offering. If not, please revise your disclosure to clarify that in the event you become a reporting company under the Securities Exchange Act of 1934, you would qualify as an emerging growth company under the Jumpstart Our Business Startups Act.

The disclosure has been revised to clarify that the Company will be considered an emerging growth company in the event it becomes subject to the reporting requirements of the Securities Exchange Act of 1934. Additionally, the following disclosure has been added to the last paragraph of the section titled “The Company” on page 4:

“There is currently no specific intent to register our securities under the Exchange Act or become an alternative reporting company as the Company’s management will make such determinations based upon sales, market conditions, and other unknown future developments.”

April 13, 2020

Use of Proceeds, page 17

4.	We note that you currently lease 25,000 square feet of the Oceanside Property and that you have the option to purchase the 10 acres of property for $4,000,000 until December 31, 2020. You state that the build out on the 25,000 square foot facility will cost approximately $250,000 and be completed in the second quarter of 2020. It is unclear from your disclosure in this section whether the greenhouses to be built on the Oceanside Property with your net proceeds will occur on the remaining 9.25 acres of the Oceanside Property. If you will be using the net proceeds to exercise the option to purchase the property, please disclose this fact.

The disclosure in Note #2 to the Use of Proceeds table has been amended to clarify that the greenhouses are expected to be built on both the 5710 Lot, consisting of approximately 10 acres, and the 5712 Lot, consisting of approximately 2 acres, of the Oceanside Property, following approval from the Oceanside Building Department of such construction.

Additionally, the Company has added a sentence to the end of the final paragraph in the section clarifying that, while there currently is no plan to use any of the proceeds from this offering to exercise the purchase option on the Oceanside Property, the Company may determine to do so upon further analysis of its available options.

Dilution, page 18

5.	Please show us how you calculated the net tangible book value and net tangible book value per share as of September 30, 2019 prior to the offering, including how you determined the 20,454,523 subordinate shares before the offering.

The following additional information has been added to page 20:

“The Company calculated net tangible book value as at September 30, 2019 as follows:

Shareholders Equity of Zenlabs Holdings Inc. as at September 30, 2019*	$3,257,228
Shareholders Equity of Zenleaf, LLC as at September 30 2019	$162,751
Total Book Value	$3,419,979

* Amount based on an exchange rate of US $1.00 equals CDN $1.324.

Further, the Company calculated net tangible book value per share using the following share amounts:

Subordinate Voting Common Shares	20,454,523
Subordinate Voting Common Shares issuable on conversion of Multivoting Shares	14,999,800
Total Subordinate Voting Common Shares	35,454,323

The Company elected to use the above share amounts as the total book value includes proceeds from the financings subsequent September 30, 2019. Therefore, the share total included: (i) 14,948,201 shares issued at September 30, 2019, (ii) 5,174,640 shares at $0.30 subsequent to September 30, 2019, and (iii) 331,682 issued at $0.50 per share subsequent to September 30, 2019. As a result, the total book value per share equals $0.096 per share calculated as follows: $3,419,979 divided by 35,454,323 shares.”

April 13, 2020

Description of Business

Proprietary Propagation Methodology, page 23

6.	We note your statement in paragraph two, sentence two, that consumers demand “consistent quality and safety in their cannabis products.” We are uncertain in what sense cannabis can be deemed “safe.” Please advise, or revise.

The sentence has been revised to remove reference to safety.

Oceanside Property, page 25

7.	Please revise the second paragraph on page 25 to clarify that for each plant produced on the property, Zenleaf must pay Metz Properties LLC an amount of $1.00 from sale proceeds. Please also include a description of the term and termination provisions of the lease and partnership agreement with Metz Properties LLC.

The paragraph has been revised to specify that the $1.00 per plant is paid from sale proceeds. The term and termination provisions of the lease and partnership agreement with Metz Properties LLC have also been added to the applicable disclosures.

8.	Please revise the fifth paragraph on this page to clarify whether you will need to exercise the option to purchase the Oceanside Property for $4,000,000 prior to building greenhouses on the 5710 Lot and 5712 Lot. In this regard, please specify where you stand in the process of receiving approval from the Building Department of the City of Oceanside and the estimated timeline for receiving the cultivation license from the CDFA.

The paragraph has been revised to clarify that the purchase option does not need to be exercised prior to building commencing. The following has also been added to the paragraph:

“Zenleaf is in the final stages of receiving approval from the Building Department of the City of Oceanside and anticipates receiving its cultivation license from the CDFA in or around October 2020. Notwithstanding the foregoing, recent developments due to the novel coronavirus disease of 2019 (“COVID-19”) may cause unexpected delays in Zenleaf’s ability to provide necessary information or documentation to the Oceanside Building Department and/or CDFA and may delay the Building Department’s and/or CDFA’s responses to Zenleaf’s information and documentation submissions.”

Security Ownership of Certain Beneficial Owners and Management, page 47

9.	Please revise your disclosure to identify the natural person or persons who have or share voting and investment control of the shares held by Oceanside Strategies Inc., Oceanside Investments SPC-S.P. D1, and Haywood Securities Inc. Please refer to Item 403 of Regulation S-K.

The disclosure has been revised to identify Dain Currie as the beneficial owner of shares held by Oceanside Strategies Inc. and Oceanside Investments SPC-S.P. D1. Please see footnote #4 to the beneficial ownership table.

Haywood Securities Inc. has been removed from the disclosure since it was included in error. Haywood Securities is an investment firm holding shares of the Company on behalf of beneficial owners, none of whom own 5% or more of any class of the Company’s securities.

April 13, 2020

Transactions with Related Persons, Promoters and Certain Control Persons, page 48

10.	Please expand your disclosure regarding your verbal agreement with DM Color Express Inc. to clarify whether the January 1, 2020 agreement with Metz Properties to pay $1.00 per industrial hemp plant sold supersedes the company’s obligation to pay $0.50 to $2.00 per plant sold.

The disclosure has been revised to clarify that the verbal agreement with DM Color Express is superseded by the January 1, 2020 agreement with Metz Properties.

Please also note that the Company has added two new risk factors under Risks Related to Our Business on page 7 in light of COVID-19.

We appreciate your time and attention in this matter.

Sincerely,

AUSTIN LEGAL GROUP, APC

Gina M. Austin, Esq.